FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

CanAlaska Uranium Ltd.

Suite 1020 – 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6

Item 2.

Date of Material Change

July 25, 2011

Item 3.

News Release

The news release was disseminated through Canada News Wire on July 25, 2011.

Item 4.

Summary of Material Change

CanAlaska Uranium Identifies Multiple Conductors from Ztem Airborne Geophysics Surveys

Item 5.

Full Description of Material Change

5.1

Full Description of Material Change

Vancouver, Canada, July25th, 2011 - CanAlaska Uranium Ltd. (TSX – CVV)  (“CanAlaska” or the “Company”) is pleased to announce   the completion of two airborne ZTEM geophysical surveys on its wholly-owned Hodgson and Carswell projects in the Athabasca Basin, Saskatchewan.  The newly-developed ZTEM surveys provide a new dimension for surveying electromagnetic targets, and as expected, provide superior detail of conductive zones at depth.

105°30'0"W
105°0'0"W
104°30'0"W
470000
480000
490000
500000
510000
520000
530000
6460000
6450000
6440000
6430000
6420000
58°0'0"N
Athabasca Basin
Hodgson Project
Map Area
Johnston Lake Showing
Gumboot
Tucker Uranium Deposit
Cigar Lake Mine
Drill hole CLC10-76
(1.13% Cu/0.1 m)
Huard Lake U-Ni-rich
Lake Sediment Samples
0 2.5 5 10
Kilometres
N
Legend
ZTEM Targets
Claims
Uranium Mines
Deposits
Historical Drill Holes
Lakes
CanAlaska Uranium Ltd.
Hodgson Project
ZTEM Targets
UTM NAD 83, Zone 13
NTS: 074H, 074I
Scale: 1: 300 000
Fig No: 1
Date: Jul 20, 2011
Drawn by: AS
HDG Jul 20 2011

The first ZTEM survey at the Hodgson project identified five areas with significant basement conductors (see Figure 1).  These conductors identify targets trending northeast, north and northwest in areas where CanAlaska had previously identified AMT geophysical responses, and significant surface geochemical anomalies.  The survey has identified 35km of conductive trends on the project, which is located in the east-central part of the Athabasca Basin, 27 kilometres northwest of the McArthur River mine and 21 kilometres west of the Cigar Lake deposit.  Exploration to-date includes lake sediment geochemistry and ground geophysics, and the new ZTEM survey.

The reconnaissance ground AMT surveys had confirmed a series of basement conductors and indicated the presence of conductive zones in the sandstones, structures thought to be related to uranium mineralizing events.  The current ZTEM survey mapped these basement conductor patterns in more detail and has given significant information as to the shape and size of these targets

Athabasca Basin
Carswell Project
Map Area
Outer Rim
Inner Rim
Dominique-Janine
Claude
Dominique
Cluff Lake
Mine Site
Peter
OP
Cluff Lake Mine
Outer Rim
Colette Deposit
Kianna Deposit
Anne Deposit
Shea Creek
0 2 4 8 12
Kilometres
CanAlaska Uranium Ltd.
Carswell Project
VTEM Surveys
(2008-2009)
UTM NAD 83. Zone 13
NTS: 074K03-06/11-12
Scale: 1: 275 000
Fig No: 2
Date:Jul 20, 2011
Drawn by: AS
CAR Jul 20 2011
Legend
Uranium Deposit
Uranium Showings
Carswell Structure
Past Producing Uranium Mine
Carswell Claims
Roads
Lakes
Background: Magnetics

The second ZTEM survey, which covered CanAlaska’s claims on the western portion of the Carswell structure, has confirmed basement conductors in areas where previous VTEM surveys (see Figure 2) were hampered because of conductive overburden.  CanAlaska has assembled a large land position, north and north-west of the new discoveries by Areva and UEX, and west and south of the historic Cluff Lake uranium mines, located within the basement uplift.

CanAlaska President Peter Dasler comments: “Exploration for mineral deposits in the Athabasca Basin has benefited greatly from recent advances in geophysical techniques.  The two projects surveyed this summer are located near significant uranium deposits in the Athabasca Basin, and the results from the current ZTEM survey have generated very strong targets for further exploration.”

Mr. Peter Dasler, P. Geo., is the qualified technical person responsible for this news release.

In other matters the Company has recently completed the sale of its historic Zeballos project, and is reviewing the exploration results from mapping and sampling work carried out in the first quarter on its wholly owned gold project in the Reefton Goldfield in New Zealand.  Compilation work is continuing on the Fond Du Lac project, following the winter drill program, and surface geophysical surveys are near completion at the West McArthur project in the Athabasca Basin.

About CanAlaska Uranium

CANALASKA URANIUM LTD. (CVV -- TSX, CVVUF -- OTCBB, DH7 -- Frankfurt) is undertaking uranium exploration in twenty one uranium projects in Canada's Athabasca Basin -- the "Saudi Arabia of Uranium".  Since September 2004, the Company has aggressively acquired one of the largest land positions in the region, comprising over 2,500,000 acres (10,117 sq. km or 3,906 sq. miles).  To-date, CanAlaska has expended over Cdn$75 million exploring its properties and has delineated multiple uranium targets.

5.2

Disclosure for Restructuring Transactions

Item 6.

Reliance on Subsection 7.1(2) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7.

Omitted Information

Not Applicable

Item 8.

Executive Officer

Frances Petryshen

Telephone:  604-688-3211      Facsimile:  604-688-3217

Item 9.

Date of Report

Dated at the City of Vancouver, in the Province of British Columbia this 25th day of July 2011.